Exhibit 21.1

List of Subsidiaries of Lilium B.V.

The following list of subsidiaries applies after completion of the Business Combination:

Subsidiary	Jurisdiction
Lilium GmbH	Germany
Lilium Aviation US Inc.	Delaware
Lilium Schweiz GmbH	Switzerland
Lilium Aviation UK Ltd.	United Kingdom
Lilium eAircraft GmbH	Germany
Queen Cayman Merger LLC (in voluntary liquidation)	Cayman Islands